SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 1)*


                          GBI CAPITAL MANAGEMENT CORP.
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                                (Name of Issuer)


                     Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)


                                    36149Y101
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                                 (CUSIP Number)


                              Richard J. Rosenstock
                          GBI Capital Management Corp.
                               1055 Stewart Avenue
                            Bethpage, New York 11714
                            Telephone: (516) 470-1000
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          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)



                                February 8, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 36149Y101                                       Page 2 of 8 Pages
------------------------------                        -------------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          The Richard J. Rosenstock Revocable Living Trust Dated 3/5/96
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) |_|
                                                                       (b) |_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                            |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
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                            7        SOLE VOTING POWER

                                     3,945,060 Shares - See Item 5
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    -0-
           EACH             ---------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      3,945,060 Shares - See Item 5
                            ---------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    -0-
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,945,060 Shares
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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                             |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.2%
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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 36149Y101                                       Page 3 of 8 Pages
-----------------------------                        --------------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Richard J. Rosenstock
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) |_|
                                                                       (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                           |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                            7        SOLE VOTING POWER

                                     3,989,814 Shares
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    -0-
           EACH             ---------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      3,989,814 Shares
                            ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,989,814 Shares
-------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                             |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.2%
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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36149Y101                                       Page 4 of 8 Pages
------------------------                              -------------------------

        This Amendment No. 1 adds the following information to Items 2, 4, 6 and 7 and restates in its entirety Item 5 of the Schedule 13D filed by Richard J. Rosenstock ("Rosenstock") and The Richard J. Rosenstock Revocable Living Trust Dated 3/5/96 ("Trust"), with respect to ownership of the Common Stock, par value $.0001 per share, of GBI Capital Management Corp., a Florida corporation ("Issuer").

Item 2. Identity and Background

        The Trust is a trust organized under the laws of the State of New York. The business address of the Trust is c/o Richard J. Rosenstock, GBI Capital Management Corp., 1055 Stewart Avenue, Bethpage, New York 11714. Rosenstock is the sole trustee and beneficiary.

        The Trust has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

        The Trust has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 4. Purpose of Transactions

        On February 8, 2001, the Issuer entered into a stock purchase agreement ("Ladenburg Purchase Agreement") between the Issuer, New Valley Corporation ("New Valley"), Ladenburg, Thalmann Group Inc. ("LTGI"), Berliner
Effektengesellschaft AG ("Berliner") and Ladenburg, Thalmann & Co., Inc. ("Ladenburg") pursuant to which the Issuer will acquire all of Ladenburg's outstanding common stock.

        Pursuant to the Ladenburg Purchase Agreement, the Issuer is obligated to hold a meeting of shareholders to consider the approval of the transactions contemplated by the Ladenburg Purchase Agreement, the election of directors, three of whom will be designated by the Issuer and six of whom will be designated by LTGI and Berliner, and a change of the Issuer's corporate name.

        In connection with the Ladenburg Purchase Agreement, Rosenstock and the Trust entered into a Stock Purchase Agreement with Frost-Nevada, Limited Partnership ("Frost-Nevada") pursuant to which the Trust will sell, at the closing of the Ladenburg Purchase Agreement, up to 255,814 shares of the Issuer's Common Stock owned by it to Frost-Nevada for up to $255,814 in cash, or $1.00 per share.

        Also in connection with the Ladenburg Purchase Agreement, (i) the Issuer, Rosenstock and the Trust entered into a Proxy and Voting Agreement and
(ii) the Issuer and Rosenstock entered into an Investor Rights Agreement. Pursuant to the Proxy and Voting Agreement, Rosenstock, for himself and as trustee for the Trust, have agreed (i) not to transfer a total of 3,945,060 shares of the Issuer's Common Stock owned by them prior to the consummation or termination of the Ladenburg Purchase Agreement and (ii) to vote all such shares in favor of the Ladenburg Purchase Agreement and the transactions contemplated by the Ladenburg Purchase Agreement and any other matter that may be necessary for the consummation of the Ladenburg Purchase Agreement. Each of Rosenstock and the Trust delivered to LTGI an irrevocable proxy to vote such shares in accordance with the Proxy and Voting agreement. The Proxy and Voting Agreement and the proxies expire upon the earlier of the consummation or termination of

CUSIP No. 36149Y101                                      Page 5 of 8 Pages
------------------------------                       --------------------------

the Ladenburg Purchase Agreement. Additionally, Rosenstock and the Trust agreed not to initiate, solicit or encourage any alternative transaction that may be proposed and to vote against any such alternative transaction if such transaction is proposed; provided, however, that Rosenstock and the Trust may take any of the actions set forth in the Ladenburg Purchase Agreement necessary to avoid breaching their fiduciary obligations to the Issuer.

        Pursuant to the Investor Rights Agreement, among other things:

        (i) the Issuer is obligated, no later than six months from the date of the closing of the Ladenburg Purchase Agreement, to have declared effective a registration statement under the Securities Act of 1933, as amended, on which Rosenstock may cause the Issuer to include for resale any of the shares owned by Rosenstock and the Trust on the date of the signing of the Investor Rights Agreement; and

        (ii) until such time as Rosenstock, the Trust and the current shareholders of the Issuer party to the agreement collectively own less than 10% of the Issuer's Common Stock, such individuals together have the right to nominate three persons for election to the Issuer's Board of Directors.

        Each agreement referred to in this Item 4 is more fully described in the Issuer's Current Report on Form 8-K dated February 8, 2001 and filed with the Commission on February 21, 2001.

        Item 5. Interest in Securities of the Issuer

       The Trust is the beneficial owner of 3,945,060 shares of the Issuer's Common Stock. Except as disclosed in this Amendment No. 1, the Trust has nominal voting and dispositive power over these shares exercised by Rosenstock, the sole trustee of the Trust. The Trust beneficially owns 21.2% of the Issuer's outstanding shares of Common Stock.

        Rosenstock is the beneficial owner of 3,989,814 shares of the Issuer's Common Stock. This amount includes 3,945,060 shares held of record by the Trust, a revocable living trust established for the benefit of Rosenstock and of which Rosenstock is the sole trustee and beneficiary, and 44,754 shares of common stock issuable upon exercise of currently exercisable options held by Rosenstock. This amount does not include 55,246 shares of common stock issuable upon exercise of options held by Rosenstock that are not currently exercisable and will not become exercisable within the next 60 days. Rosenstock has sole voting and dispositive power over these shares. Rosenstock beneficially owns 21.2% of the Issuer's outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

        On February 8, 2001, the Issuer entered into the Ladenburg Purchase Agreement described above in Item 4. On the same date, Rosenstock and the Trust entered into the Stock Purchase Agreement and Proxy and Voting Agreement and Rosenstock entered into the Investor Rights Agreement each described above in
Item 4.

Item 7. Material to be Filed as Exhibits

        1.      Joint Filing Agreement

CUSIP No. 36149Y101                                       Page 6 of 8 Pages
--------------------------                            -------------------------

        2. Stock Purchase Agreement, dated February 8, 2001, by and among the Issuer, New Valley, LTGI, Berliner and Ladenburg (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report filed on February 21, 2001)

        3. Form of Stock Purchase Agreement, dated as of February 8, 2001, by and between The Richard J. Rosenstock Revocable Living Trust Dated 3/5/96, Richard J. Rosenstock and Frost-Nevada, Limited Partnership (incorporated by reference to Exhibit 4.3 to the Issuer's Current Report filed on February 21, 2001)

        4. Investor Rights Agreement, dated as of February 8, 2001, among New Valley Corporation, Ladenburg, Thalmann Group Inc., Berliner Effektengesellschaft AG, the Issuer, Frost-Nevada, Limited Partnership and the Principals (incorporated by reference to
                Exhibit 4.5 to the Issuer's Current Report filed on February 21,
                2001)

        5. Proxy and Voting Agreement, dated as of February 8, 2001, between the Issuer, New Valley, LTGI, Berliner and the individual shareholders listed on Schedule A attached thereto (incorporated by reference to Exhibit 4.6 to the Issuer's Current Report filed on February 21, 2001)

CUSIP No. 36149Y101                                       Page 7 of 8 Pages
------------------------------                      ---------------------------

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 21, 2001


                          The Richard J. Rosenstock Revocable Living Trust Dated 3/5/96



                 By:       /s/ Richard J. Rosenstock
                          ----------------------------------------
                          Richard J. Rosenstock, Trustee




                           /s/ Richard J. Rosenstock
                          ----------------------------------------
                          Richard J. Rosenstock

CUSIP No. 36149Y101                                     Page 8 of 8 Pages
------------------------                           ----------------------------

                                                                      Exhibit 1


                             JOINT FILING AGREEMENT

        AGREEMENT dated as of February 21, 2001, among Richard J. Rosenstock and The Richard J. Rosenstock Revocable Living Trust Dated 3/5/96 (collectively, the "Parties").

        Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, par value $.0001 per share, of GBI Capital Management Corp. and it will file this Amendment No. 1 to the Schedule 13D ("Amendment No. 1") previously filed on behalf of itself.

        Each of the Parties agrees to be responsible for the timely filing of this Amendment No. 1 and any further amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Amendment No. 1, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

                             The Richard J. Rosenstock Revocable Living Trust Dated 3/5/96



                    By:       /s/ Richard J. Rosenstock
                             ----------------------------------------
                             Richard J. Rosenstock, Trustee




                              /s/ Richard J. Rosenstock
                             ----------------------------------------
                             Richard J. Rosenstock